

December 6, 2011

<u>Via Facsimile</u>
Mark S. Clayton
Chief Executive Officer
Nova Star Innovations, Inc.
369 East 900 South, Suite 281
Salt Lake City, UT 84111

      Re: **Nova Star Innovations, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 22, 2011
             File No. 000-33399

Dear Mr. Clayton:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel and
                      Mining

        <u>Via Facsimile</u>
cc: Cindy Shy, Esq.